July 30, 2009

Via EDGAR

Ms. Angela Connell
Reviewing Accountant
Division of Enforcement
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Mail Stop 4720

Re:	First Community Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 000-19297

Dear Ms. Connell:

This letter is provided on behalf of First Community Bancshares, Inc. (“First Community,” the “Company,” “we,” or “our”) in response to your letter of July 27, 2009, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This is to confirm our July 30, 2009, telephone conversation with Chris Harley.  We appreciate your extension of the timeframe for responding to your July 27, 2009 letter to August 21, 2009.  This will enable us complete and file the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.  We anticipate accelerating the inclusion of many of the additional disclosure and discussion items requested in your letters dated June 23, 2009 and July 27, 2009.

If I can be assistance in the meantime, please do not hesitate to call or email.

Sincerely,

/s/ David D. Brown
David D. Brown
Chief Financial Officer

CC: Chris Harley, Staff Accountant

P.O. Box 989 □ One Community Place □ Bluefield, VA 24605 □ Telephone: 276-326-9000 □ Fax: 276-326-9010 □ www.fcbinc.com